December 26, 2024

Rui Zhang
VP of Finance and Operations
CASI Pharmaceuticals, Inc.
9620 Medical Center Drive, Suite 300
Rockville, MD 20850

       Re: CASI Pharmaceuticals, Inc.
           Registration Statement on Form F-3
           Filed December 20, 2024
           File No. 333-283998
Dear Rui Zhang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   C. Christopher Murillo, Esq.